United States securities and exchange commission logo





                            July 3, 2023

       David Jin
       Chief Financial Officer
       Fortress Biotech, Inc.
       1111 Kane Concourse, Suite 301
       Bay Harbor Islands, Florida 33154

                                                        Re: Fortress Biotech,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Form 8-K furnished
May 15, 2023
                                                            File No. 001-35366

       Dear David Jin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       2. Summary of Significant Accounting Policies
       Non-Controlling Interests, page F-16

   1. Please provide a description of the methods and assumptions used to attribute your net loss to controlling and
non-controlling interests that is linked to the Partner Company allocations disclosed
in Note 12. In this regard, explain your consideration of terms governing Partner
Company Founders Agreements and Management Services Agreements
                                                        as indicative of
profit-sharing arrangements between the parties. Refer to ASC 810-10-45-
                                                        18 through 45-21.
Expand your disclosure accordingly.
       13. Net Loss per Common Share, page F-33
 David Jin
Fortress Biotech, Inc.
July 3, 2023
Page 2
2. Please explain to us how you have considered the dividend paid to your Series A redeemable perpetual preferred stock in your net loss per common share calculation. Refer to ASC 260-10-45-11. Revise your accounting policy accordingly if needed.
17. Related Party Transactions
Founders Agreement and Management Services Agreement, page F-47

3. Please provide the information referenced in ASC 460-10-50 that describes and quantifies your obligations as guarantor in connection with equity or debt raises by your partner companies and as indemnitor of potential losses or liabilities that may be experienced by your partner companies, their partners or investors, as discussed on pages
         37-38. Expand your disclosure accordingly.
Form 8-K dated May 15, 2023

Exhibit 99.1
Use of Non-GAAP Financial Measures, page 7

4. Your non-GAAP presentation removes all net losses attributable to your four public partner companies from the net loss attributable to common stockholders but retains net losses attributable to your private partner companies, as well as reflecting similar adjustments to reported R&D and SG&A expenses, a practice that appears to represent a tailored recognition and measurement principle. In this regard, please address in detail your consideration of Question 100.4 in the Compliance and Disclosure Interpretations for
         Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Li Xiao at 202-551-4391 with any questions.



FirstName LastNameDavid Jin                                   Sincerely,
Comapany NameFortress Biotech, Inc.
                                                              Division of
Corporation Finance
July 3, 2023 Page 2                                           Office of Life
Sciences
FirstName LastName